Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
KBW, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of KBW, Inc. of our reports dated February 27, 2008, with respect to the consolidated statements of financial condition of KBW, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 Form 10-K of KBW, Inc.  We also consent to the reference to our firm under the heading "Experts" in the registration statement.

/s/ KPMG LLP

New York, New York
September 4, 2008